FleetBoston Statement Regarding North Fork Conference Call

         BOSTON--(BUSINESS WIRE)--May 17, 2000--In response to North Fork's conference call today, FleetBoston issued the following statement from Eugene M. McQuade, vice chairman and chief financial officer.

         "We continue to support North Fork in its tender offer for The Dime Savings Bank. The agreement we have with North Fork to provide $250 million of financing and to purchase 17 branches, if they are successful in their acquisition of Dime, remains intact. We believe it's now in the best interest of all involved for Dime and North Fork to reach a conclusion in this matter."

         FleetBoston Financial is the eighth-largest financial holding company in the United States. An $187 billion diversified financial services company, it offers a comprehensive array of innovative financial solutions to 20 million customers in more than 20 countries and territories. Among the company's key lines of business are: retail banking, with over 1,250 branches and over 3,400 ATMs in the Northeast; commercial banking, including capital markets/investment banking and commercial finance; investment services, including discount brokerage; and full-service banking through more than 250 offices in Latin America. FleetBoston Financial is headquartered in Boston and listed on the New York Stock Exchange (NYSE: FBF) and the Boston Stock Exchange (BSE: FBF).

CONTACT:  FleetBoston Financial

        Media:
        Alison Gibbs, 617/434-2489
        or
        Investors:
        John Kahwaty, 617/434-3650